

Mail Stop 3233

September 28, 2016

VIA E-MAIL
Mr. Glenn A. Votek
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue Of Americas, Suite 2902
New York, New York 10036

> **Re:** **Annaly Capital Management, Inc.**
> **Form 8-K dated August 3, 2016**
> **Filed August 3, 2016**
> **File No. 001-13447**

Dear Mr. Votek:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

FORM 8-K FILED ON AUGUST 3, 2016

Exhibit 99.1

1. In your next earnings release, please provide a more substantive and concise discussion of how each of your non-GAAP measures is useful to investors. Please provide us with your proposed changes in your response letter.

2. We note that you exclude realized and unrealized (gains) losses on interest rate swaps, investments, trading assets, and financial instruments measured at fair value to arrive at a non-GAAP measure labeled "Core Earnings." Please explain to us the rationale for each exclusion as each appears to be integral to operating your business.

3.   We note that you exclude the component of premium amortization representing the quarter-over-quarter changes in estimated long-term constant prepayment rates. Please tell us why this should not be considered an individually tailored recognition or measurement method substituted for the one in GAAP. See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468, Lyn Shenk at (202) 551 – 3380, or me at (202) 551 - 3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities